SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 26, 2004

CE FRANKLIN LTD.

By: "signed"

Name: Denise Jones

Title:    Controller

Management's Discussion and Analysis as at July 26, 2004

for the Quarter Ended June 30, 2004

(All amounts shown in Canadian dollars unless otherwise specified.)

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These "forward-looking" statements have been identified by using words such as "would", "expected", "believe" and similar phrases and include all statements relating to planned activity, revenue levels, capital expenditures and statements concerning liquidity and capital resources.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, commodity prices for oil and gas, currency fluctuations and government regulations. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2004 and beyond could differ materially from those expressed in the forward looking statements.  CE Franklin Ltd. assumes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  For a discussion of other risk factors which could impact CE Franklin Ltd., please review CE Franklin' s Annual Report on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following "Management's Discussion and Analysis" is as of July 26, 2004 and is provided to assist readers in understanding CE Franklin Ltd.'s ("CE Franklin" or the "Company") financial performance during the periods presented and significant trends that may impact future performance of the Company. This discussion should be read in conjunction with the Financial Statements of the Company and the related notes thereto and should be read in conjunction with the Management's Discussion and Analysis included in the Company's December 31, 2003 Annual Report and Consolidated Financial Statements and notes thereto.

Selected Financial Information	Three Months ended June 30			Six Months ended June 30
(in thousands of Canadian dollars except per share data)	2004	2003	2004	2003
Statements of Operations
Sales	67,002	54,807	156,034	116,605
Gross Profit	12,112	9,620	26,799	19,306
Gross Profit - %	0.2%	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative	9,621	9,029	20,225	17,483
Amortization	1,085	1,012	2,129	2,022
Interest	333	211	674	436
Other	90	(260)	25	(394)
	11,129	9,992	23,053	19,547

Income before income taxes	983	(372)	3,746	(241)
Income tax expense	465	(75)	1,641	59
Income (loss) from continuing operations	518	(297)	2,105	(300)
Discontinued operations	-	(179)	(27)	(238)
Net income (loss)	518	(476)	2,078	(538)

Net income (loss) per share - continuing operations
Basic and diluted	$0.03	$(0.02)	$0.12	$(0.02)

Net income (loss) per share
Basic and diluted	$0.03	$(0.03)	$0.12	$(0.03)

Balance Sheets (as at)		June 30, 2004	December 31, 2003
Current assets		105,827	100,591
Total assets		120,714	117,632
Current liabilities		69,691	68,445
Long-term financial liabilities		114	146
Shareholders' equity		49,885	47,628

Significant events in the quarter

There were no significant events to report for the quarter ended June 30, 2004.

Subsequent event

On July 8, 2004 the Company announced that it has entered into a non-binding letter of intent with Smith International, Inc. (Smith) to acquire all the common stock of Wilson International, Inc., a wholly owned subsidiary of Smith, in exchange for common shares of CE Franklin to be issued from treasury.  This transaction is considered to be a related party transaction by virtue of Smith's current 55% shareholdings in CE Franklin and is subject to the approval of a majority of CE Franklin shareholders, excluding Smith.  Closing of the transaction, if approved, is expected on or about September 30, 2004.

Overview

The level of exploration and production activity in the western Canadian sedimentary basin including the oilsands areas largely drives the performance of the Company.  Drilling activity levels and capital project spending in the oilsands areas are primarily influenced by worldwide energy prices, but may also be affected by expectations related to the worldwide supply of and demand for oil and natural gas, finding and development costs, political uncertainties and environmental concerns, see Risks and Uncertainties for a detailed explanation of items which could have an effect on the Company's results from operations and cash flows.

The second quarter of 2004 showed improvement in profitability from the same period in 2003.  Net income from continuing operations for the quarter was $518,000 or $0.03 per share (diluted) as compared to a loss of $297,000 or a loss of $0.02 per share (diluted) for the second quarter 2003.

The continued improvement in earnings is due to strong market activity and an increase in market share, coupled with solid gross profit margin improvement.

Total capitalization (financed debt plus equity) as at June 30, 2004 was comprised of debt of 38.1% as compared to 33.4% as at December 31, 2003 and equity of 61.9% as compared to 66.6% as at

December 31, 2003.  The increase in capitalization reflects the increase in inventory levels since December 31, 2003.  See liquidity and capital resources.

Results of Operations - For the Three and Six Months Ended June 30, 2004

The price of oil and gas as at June 30, 2004 was U.S. $37.05 (West Texas Intermediate) and Cdn. $6.27 (AECO spot), respectively. This compares to U.S. $30.15 for oil and Cdn. $5.79 for gas as at June 30, 2003).

The strong commodity prices resulted in positive market economics for Exploration and Production ("E&P") company capital spending on exploration and production activities.  The Company's profitability and liquidity is dependant upon the level of capital spending by E&P companies in the western Canadian sedimentary basin.  The average rig count increased 5.9% to 214 rigs for the quarter ended June 30, 2004 as compared to 202 rigs for the quarter ended June 30, 2003.

The average rig count increased 5.4% to 373 rigs for the first six months of 2004 from 354 rigs in the first six months of 2003.

Sales

Sales for the quarter ended June 30, 2004 increased $12.2 million or 22.3% to $67.0 million from $54.8 million for the quarter ended June 30, 2003.  The increase in sales was due to strong activity levels and an improved value offering to the marketplace by the Company.

Sales for the six months ended June 30, 2004 increased $39.4 million or 33.8% to $156.0 million compared to $116.6 million for the six months ended June 30, 2003.

Gross Profit

Gross profit increased 25.9% to $12.1 million for the quarter ended June 30, 2004 from $9.6 million for the quarter ended June 30, 2003.  Gross profit margins increased to 18.1% for the quarter ended June 30, 2004 from 17.6% for the quarter ended June 30, 2003 as a result of improvements in business process efficiencies by the Company.

Gross profit for the six months ended June 30, 2004 increased $7.5 million or 38.8% to $26.8 million compared to $19.3 million for the six months ended June 30, 2003. Gross profit margins for the first six months of the year were 17.2% compared to 16.6% for the first six months of 2003.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $592,000 or 6.6% to $9.6 million for the quarter ended June 30, 2004 from $9.0 million for the quarter ended June 30, 2003.  The increase in SG&A relates to variable expenses such as performance pay incentives to employees and agents commissions which are a result of the 22.3% increase in sales for the quarter, and the improvement in profitability.

SG&A costs for the six months ended June 30, 2004 increased $2.7 million or 15.7% to $20.2 million compared to $17.5 million for the six months ended June 30, 2003.  The increase in SG&A relates to variable expenses such as performance pay incentives to employees and agents commissions which are a result of the 33.8% increase in sales for the six months ended June 30, 2004.

Earnings Before Interest, Taxes and Amortization and Other Items (EBITDA)1

 EBITDA represents income before interest, taxes and amortization.  EBITDA is not a term that is approved under Canadian GAAP, as the calculation of EBITDA is not always used consistently by reporting issuers.  Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities.  EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

1EBITDA for the quarter ended June 30, 2004 improved $1.9 million or 321% to $2.5 million as compared to $591,000 for the quarter ended June 30, 2003.  The improvement reflects the gross profit improvement of $2.5 million offset by an SG&A increase of $592,000.

EBITDA for the six months ended June 30, 2004 was $6.6 million as compared $1.8 million for the six months ended June 30, 2003.

Income (Loss) before Income Taxes

Income before income taxes improved $1.4 million to $983,000 for the quarter ended June 30, 2004 from a loss of $372,000 for the quarter ended June 30, 2003.  The improvement is a result of an increase in gross profit of $2.5 million offset by an increase of $1.1 million in combined SG&A and other costs.  Other costs include an increase in interest expense of $122,000 an increased loss on foreign exchange of $338,000 and an increase in amortization expense of $73,000.  The $12.2 million increase in sales resulted in an incremental flow through of 11.1%.

Income before income taxes for the six months ended June 30, 2004 was $3.7 million compared to a loss of $241,000 for the six months ended June 30, 2003.  The improvement is a result of an increase in gross profit of $7.5 million offset by an increase of $2.7 million in SG&A costs, an increase in interest expense of $238,000, an increase in amortization expense of $107,000 and an increase in foreign exchange loss of $404,000.  The change in foreign exchange is due mainly to foreign exchange gains recorded in 2003 due to the significant improvement in the Canadian dollar during 2003.

Income Taxes

The Company's effective tax rate for the quarter ended June 30, 2004 was 47.3% as compared to an effective tax rate of 20.16% for the quarter ended June 30, 2003.  The Company's combined federal and provincial statutory tax rate for the second quarter of 2004 was 34.56% as compared to 37.06% for the second quarter of 2003.

The Company's effective tax rate for the six months ended June 30, 2004 was 43.81% as compared to an effective tax rate of 24.48% for the six months ended June 30, 2003.  The Company's combined federal and provincial statutory tax rate for the first six months of the year was 34.56% as compared to 37.06% for the first six months of 2003.

The difference between the effective tax rate and the combined statutory tax rate is primarily due to non-deductible items and capital and other taxes.

The difference between the effective tax rate for the current year as compared to the prior year is due to a loss before income taxes in the prior year which resulted in an income tax recovery.  The income tax recovery was reduced by non-deductible items and capital and other taxes.

Income (Loss) from Continuing Operations

Income from continuing operations for the quarter ended June 30, 2004 was $518,000, compared to a loss of $297,000 for the quarter ended June 30, 2003.  The $12.2 million increase in sales resulted in an incremental flow through of 6.7%.

Income from continuing operations increased to $2.1 million for the six months ended June 30, 2004 compared to a loss of $300,000 for the six months ended June 30, 2003.

Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in Brittania Industries Inc. for cash proceeds of $961,000.  No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the six months ended June 30, 2004 was $27,000 as compared to a loss of $238,000 for the six months ended June 30, 2003. There was no income or loss from discontinued operations for the quarter ended June 30, 2004. Net loss from discontinued operations for the quarter ended June 30, 2003 was $179,000.

Net Income (Loss) and Net Income (Loss) per Share

Net income for the quarter ended June 30, 2004 was $518,000 or $0.03 per share (diluted) as compared to a net loss of $476,000 or a loss of $0.03 per share (diluted) for the quarter ended June 30, 2003.

Net income for the six months ended June 30, 2004 was $2.1 million or $0.12 per share (diluted) as compared to a net loss of $538,000 or a loss of $0.03 per share (diluted) for the six months ended June 30, 2003.

Summary of Quarterly Financial Data

Unaudited
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	2002	2002	2003	2003	2003	2003	2004	2004

Sales	61,113	59,714	61,798	54,807	67,533	72,987	89,032	67,002

Net income (loss) from continuing operations	(258)	(568)	(3)	(297)	404	1,196	1,587	518
Brittania	(110)	(130)	(60)	(180)	(112)	(175)

Loss from discontinued operations	(92)	(110)	(59)	(179)	(97)	(544)	(27)	-

Net income (loss)	(350)	(678)	(62)	(476)	307	652	1,560	518

Net income (loss) per share from continuing operations
Basic and diluted	$(0.02)	$(0.03)	$(0.00)	$(0.02)	$0.02	$0.07	$0.09	$0.03

Net income (loss) per share
Basic and diluted	$(0.02)	$(0.04)	$(0.00)	$(0.03)	$0.02	$0.03	$0.09	$0.03

The Company's sales are affected by weather conditions.  As warm weather returns in the spring (April/May of each year), the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the second quarter of 2004 decreased from first quarter sales due to the seasonal impact described above.  Comparing the second quarter sales in 2004 to 2003 reflects an increase of 22.3% which points to strong market activity and an increase in the Company's market share.

Net income was $518,000 or $0.03 per share (diluted) for the quarter ended June 30, 2004 compared to $1.6 million for the quarter ended March 31, 2004.  The decline in net income is due to the decline in sales that is typical for the second quarter due to the weather conditions described above.

Liquidity and Capital Resources

For the three months ended June 30, 2004 CE Franklin generated $1.4 million in cash flow from operating activities before net change in non-cash working capital balances. This was offset by a $4.5 million net increase in working capital, which includes a $2.7 million increase in cash and cash equivalents, $242,000 in capital and other expenditures and $104,000 in repayments of capital leases.  This resulted in a $3.1 million increase in the Company's bank operating loan to $30.4 million as at June 30, 2004 from $27.3 million as at March 31, 2004.

For the six months ended June 30, 2004 CE Franklin generated $4.2 million in cash flow from operating activities before net change in non-cash working capital balances and $961,000 from proceeds on the sale of its 50% interest in Brittania. This was offset by a $12.2 million net increase in working capital, which includes a $2.2 million reduction in cash and cash equivalents, $408,000 in capital and other expenditures and $209,000 in repayments of capital leases.  This resulted in a $7.0 million increase in the Company's bank operating loan to $30.4 million as at June 30, 2004 from $23.4 million as at December 31, 2003.

The Company's profitability and liquidity is dependent upon the level of capital spending by E&P companies in the western Canadian sedimentary basin.  These activity levels are cyclical and driven by economic and political events that are described in more detail in the Risk and Uncertainties section below.  The Company mitigates the cyclical nature of its business by adjusting its SG&A costs.

CE Franklin finances its non-cash working capital requirements, accounts receivable, inventories and accounts payable and accrued liabilities with its bank-operating loan.  The Company's borrowing capacity under its bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at June 30, 2004, the Company was well within the covenant compliance thresholds and was able to draw up to $35 million against its bank operating line based on the borrowing base formula.

The Company will fund capital expenditures from cash flow from operating activities before net change in non-cash working capital, and capital leases, where available.  Other than standard upgrades to its enterprise and eCommerce systems, the Company does not expect significant capital expenditures in the next several years.  CE Franklin's total capitalization (financed debt plus equity) as at June 30, 2004 was comprised of debt of 38.1% as compared to 33.4% as at December 31, 2003 and equity of 61.9% as at June 30, 2004 as compared to 66.6% as at December 31, 2003.  The increase in debt is due primarily to the increase in inventory levels.  The Company has increased purchases of offshore materials in anticipation of supplier price increases and forecasted strong activity levels for the remainder of the year.

For the quarter ended June 30, 2004 accounts receivable decreased $17.9 million or 28.8% to $44.0 million from $61.9 million at March 31, 2004.  For the six months ended June 30, 2004 accounts receivable decreased $1.8 million or 3.9% to $44.0 million from $45.8 million at December 31, 2003.  Activity levels decrease during the second quarter, and as a result outstanding accounts receivable will be collected and the proceeds used to reduce the bank operating loan.

Average Days Sales Outstanding were 53.9 days in the first half of 2004 as compared to 51.7 days in the for the first six months of 2003.  Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company's accounts receivable team works closely with customers to help simplify payment and approval processes.

Total inventory for the Company increased 10.6% to $57.8 million as at June 30, 2004 as compared to $52.2 million as at March 31, 2004. Total inventory for the first six months of the year increased $9.7 million or 20.2% compared to December 31, 2003 inventory of $48.1 million.  The increase in inventory is due to increased purchases of offshore materials in anticipation of widespread price increases from suppliers and to prepare for forecasted strong activity levels in the latter half of the year.

The Company measures inventory efficiency using an annualized inventory turns calculation.  Annualized inventory turns were 4.7 times in the in the first six months of 2004 as compared to 4.7 times in the first six months of 2003.

Accounts payable and accrued liabilities have decreased $13.2 million to $39.1 million as at June 30, 2004 as compared to the previous quarter.  The decrease reflects payments made for the increased inventory purchases in the first and second quarter.

Property and equipment decreased 17.2% to $6.9 million as at June 30, 2004 from $8.3 million as at December 31, 2003.  This decrease reflects amortization expense of $2.1 million offset by capital expenditures of $408,000 and $260,000 in additions to rental equipment assets and capital leases.

At June 30, 2004, CE Franklin had $30.4 million drawn against this $35.0 million credit facility.  On July 6, 2004 the Company increased its bank operating line to $40.0 million from $35.0 million.  The interest rate charged for this facility has dropped to prime plus 0.875%.  In management's opinion, this facility, together with cash flows from operating activities before net changes in non-cash working capital balances, is considered sufficient to finance its current and foreseeable operating needs.

Contractual Obligation and Commitments and Contingencies

There have been no material changes in any contractual obligations and commitments and contingencies since the year ended December 31, 2003.

As at June 30, 2004 the Company had no outstanding letters of credit.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities.

Transactions with Related Parties

The Company is the exclusive distributor of bottom hole pump production equipment manufactured by a subsidiary of its principal shareholder Smith International, Inc.  Smith International owns 55.1% of the Company's outstanding common shares.  The transactions with the principal shareholder are in the normal course of business and at commercial rates.  On February 17, 2004 Smith International was granted an irrevocable option, for two years, to purchase common shares of the Company at market value such that its interest in the Company would not be diluted.

Critical Accounting Estimates

There have been no material changes since the year ended December 31, 2003.

Change in Accounting Policies

Effective January 1, 2004, the Company adopted prospectively, the Canadian Institute of Chartered Accountants guideline for "Hedging Relationships".  The Company utilizes foreign currency exchange contracts with financial institutions to fix the value of liabilities or future commitments.  These foreign currency exchange contracts are not designated as hedges for accounting purposes.  The value of the contract is marked to market and the change in the value is recognized in the Statements of Operations.

Financial and Other Instruments

The Company is exposed to market risks from changes in interest rates and foreign exchange rates.  The Company will enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments.  There were no outstanding contracts as at June 30, 2004.  The Company entered into such contracts in the first quarter of 2004.  As at March 31, 2004 there was an outstanding contract for $2.2 million and no contracts were outstanding as at December 31, 2003.

The Company has exposure to interest rate fluctuations on its demand bank operating loan.  The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand operating loan.  No such contracts were in place for the first or second quarter of 2004 or 2003.

Other Items

The Company's Annual Report Form 20-F for the year ended December 31, 2003 is available on SEDAR at www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at June 30, 2004 the Company had 17,190,262 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares.  As of June 30, 2004, options to purchase 1,658,371 common shares were outstanding at an average exercise price of $3.91 per common share.

Risks and Uncertainties

CE Franklin's financial performance may be influenced favorably or adversely by certain external factors, as described below:

Fluctuations in oil and gas prices could affect the demand for CE Franklin's products and services and, therefore, CE Franklin's revenues, cash flows and profitability.  CE Franklin's operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile. Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin's products and services and could have a material adverse effect on CE Franklin's revenues, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin's products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin's products and services.  CE Franklin's financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas wells, then the demand for CE Franklin's products and services would temporarily decrease and the Company's revenues, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin's revenues, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

  the ability for new brokers and distributors to enter the distribution business if the oil and gas industry were to experience significant growth in drilling activity;

  price competition among major supply companies; and

  an increase in global demand for raw materials may cause shortages, which in turn, may result in an increase to the cost of goods purchased from suppliers and limit product availability.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin's major supplier for its tubular products could adversely affect the Company's revenue and gross profit.  A portion of CE Franklin's business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  Such suppliers are available domestically and internationally.

CE Franklin Ltd.
Interim Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended

	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars, except per share data)	2004	2003	2004	2003

Sales	67,002	54,807	156,034	116,605
Cost of sales	54,890	45,187	129,235	97,299

Gross profit	12,112	9,620	26,799	19,306

Other expenses (income)
Selling, general and administrative expenses	9,621	9,029	20,225	17,483
Amortization	1,085	1,012	2,129	2,022
Interest expense	333	211	674	436
Foreign exchange loss (gain)	86	(252)	34	(370)
Other expenses (income)	4	(8)	(9)	(24)

	11,129	9,992	23,053	19,547

Income (loss) before income taxes	983	(372)	3,746	(241)

Income tax expense (recovery)
Current	632	274	2,030	455
Future	(167)	(349)	(389)	(396)

	465	(75)	1,641	59

Income (loss) from continuing operations	518	(297)	2,105	(300)
Loss from discontinued operations (note 5)	-	(179)	(27)	(238)

Net income (loss) for the period	518	(476)	2,078	(538)

Net income (loss) per share from continuing operations (note 4)
Basic and diluted	0.03	(0.02)	0.12	(0.02)
Net income (loss) per share
Basic and diluted	0.03	(0.03)	0.12	(0.03)
Weighted average basic number of
shares outstanding	17,186,439	17,178,696	17,182,568	17,178,696

CE Franklin Ltd.
Interim Balance Sheets

(Unaudited)

	June 30	December 31
(in thousands of Canadian dollars)	2004	2003

ASSETS
Current assets
Cash	2,686	4,881
Accounts receivable	44,058	45,843
Inventories	57,772	48,054
Other	1,311	887
Assets held from discontinued operations	-	926

	105,827	100,591
Property and equipment	6,852	8,279
Goodwill	7,765	7,765
Other	270	300
Assets held from discontinued operations	-	697

	120,714	117,632

LIABILITIES
Current liabilities
Bank operating loan	30,404	23,368
Accounts payable	21,602	27,996
Accrued liabilities	17,473	16,068
Current portion of long-term debt	212	369
Liabilities from discontinued operations	-	644

	69,691	68,445
Long-term debt	114	127
Future income taxes	1,024	1,413
Liabilities from discontinued operations	-	19

	70,829	70,004

SHAREHOLDERS' EQUITY
Capital stock	19,319	19,268
Contributed surplus	13,730	13,602
Retained earnings	16,836	14,758

	49,885	47,628

	120,714	117,632

CE Franklin Ltd.
Interim Statements of Cash Flows

(Unaudited)

	Three Months Ended		Six Months Ended

	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars)	2004	2003	2004	2003

Cash flows from operating activities
Income (loss) from continuing operations	518	(297)	2,105	(300)
Items not affecting cash -
Amortization	1,085	1,012	2,129	2,022
Loss (gain) on disposal of property and equipment	5	(6)	(4)	(14)
Future income tax recovery	(167)	(349)	(389)	(396)
Increase (decrease) in inventory write-downs	(62)	149	231	468
Stock option expense	64	-	128	-

	1,443	509	4,200	1,780
Net change in non-cash working capital balances
related to operations -
Accounts receivable	17,862	3,071	1,785	(1,070)
Income taxes recoverable	-	(8)	-	134
Inventories	(5,569)	(2,049)	(10,170)	(493)
Other current assets	216	(196)	(424)	(142)
Accounts payable	(9,236)	1,923	(6,394)	2,944
Accrued liabilities	(3,981)	1,672	1,405	2,543

Net cash flow from continuing operations	735	4,922	(9,598)	5,696
Net cash flow from discontinued operations	-	73	(26)	(719)

	735	4,995	(9,624)	4,977

Cash flows from financing activities
Issuance of capital stock	51	-	51	-
Increase (decrease) in bank operating loan	3,073	1,200	7,036	(4,200)
Decrease in bank overdraft	(827)	(5,863)	-	(820)
Increase (decrease) in long-term debt	(104)	146	(209)	76

	2,193	(4,517)	6,878	(4,944)

Cash flows from investing activities
Purchase of property and equipment	(264)	(478)	(439)	(572)
Proceeds on disposal of property and equipment	22	14	31	29
Proceeds on sale of 50% interest in Brittania Industries Inc.	-	-	961	538

Net cash flow from continuing operations	(242)	(464)	553	(5)
Net cash flow from discontinued operations	-	(14)	(2)	(28)

	(242)	(478)	551	(33)

Change in cash and cash equivalents during the period	2,686	-	(2,195)	-
Cash and cash equivalents - Beginning of period	-	-	4,881	-

Cash and cash equivalents - End of period	2,686	-	2,686	-

Cash paid during the period for:
Interest on bank operating loan	327	246	677	504
Interest on long-term debt	6	8	11	20
Income taxes	599	238	2,398	238

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Michael West, Chairman, President and Chief Executive Officer of CE Franklin Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CE Franklin Ltd., (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  July 27, 2004

"SIGNED"

Michael West

Chairman, President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Salvatore Secreti; Vice President and Chief Financial Officer of CE Franklin Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CE Franklin Ltd., (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  July 27, 2004

"SIGNED"

Salvatore Secreti

Vice President and Chief Financial Officer